Exhibit 21

Subsidiaries of CorEnergy Infrastructure Trust, Inc.
As of December 31, 2013

Subsidiary	State of Incorporation or Formation

Mowood Corridor, Inc.	Delaware
Mowood, LLC	Delaware
Omega Pipeline Company, LLC	Delaware
Pinedale GP, Inc.	Delaware
Pinedale Corridor, LP	Delaware
Corridor Public Holdings, Inc.	Delaware
Corridor Private Holdings, Inc.	Delaware